FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For October 27, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   October 27, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat Announces Private Placement of Convertible Debentures

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

(Vancouver, Canada)  October 27, 2006 08:00 EST – Norsat International Inc. (TSX – NII.TO; OTC BB – NSATF.OB) today announced that the Company has closed a non-brokered private placement of secured convertible debentures and common share purchase warrants for gross proceeds of US $1,000,000.

Under the terms of this private placement, the Company issued 1,000 units at a purchase price of US $1,000 each. Each unit comprised of US$1,000 aggregate principal amount of secured convertible debentures (the “Debentures”) and 1,250 common share purchase warrants (the “Warrants”).

The Debentures have a term of 90 days and bear interest at a floating rate of prime (as posted by the Bank of America) plus 1%.  Interest is payable in cash or, at the option of the holder, in common shares on maturity.  The Debentures are convertible into common shares at any time during the term of the Debentures by the holder at a conversion price of US $ 0.40 per share.  Interest that is converted into common shares will be converted at a conversion price equal to the five-day volume weighted average price of the common shares on the Toronto Stock Exchange to the date of maturity.

Each Warrant entitles the holder to acquire one common share of Norsat for a period of two years, at a price of US $0.45 per share.

The Debentures and the common shares issued upon conversion of the Debentures and exercise of the Warrants are subject to resale restrictions and may not be traded before February 27, 2007.  The Warrants are non-transferable.

In connection with warrants issued in March 2006, Norsat is required to use its best efforts to adjust the exercise price of such warrants to equal the exercise price of the warrants issued today.  Norsat intends to apply to the Toronto Stock Exchange for approval of such adjustment.

The Debentures, the Warrants and the common shares issuable upon conversion of the Debentures and exercise of the Warrants have not been and will not be registered under The U.S. Securities Act of 1933 (the “1933 Act”) and may not be offered or sold within the United States or to or for the account of U.S. persons except in certain transactions exempt from the registration requirements of the 1933 Act.

Norsat intends to use the proceeds of the placement for general working capital purposes, for capital expenditures and to complete research and development for new products.

This news release does not constitute an offer to sell or the solicitation of any offer to buy, nor will there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such province, state or jurisdiction.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

The information should be read in conjunction with the Company’s audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.  All the Company’s financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company’s website at www.norsat.com.

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2808.

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